Exhibit 99.1

1Q26 Earnings Release April 28th, 2026

DISCLAIMER This document may contain forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors, general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake, and expressly waives, any obligation to update any of these forward-looking statements, which speak only as of the date they were made.

3 Highlights COMPETITIVE PRESSURE IN BRAZIL LAUNCH OF GERDAU NewEco PRODUCT LINE New product line with lower carbon footprint, offering our customers a competitive and sustainable solution for their decarbonization journeys. Best EBITDA (Adj.) for a first quarter since 2022, accounting for 75% of consolidated EBITDA. STRONG RESULTS IN NORTH AMERICA BARRO ALTO SOLAR COMPLEX Start-up of Barro Alto Solar Complex, in Goiás, underscores the Company’s strategy in pursuing greater competitiveness and sustainability in its operations in Brazil. High import levels and stronger seasonality in the first quarter increased competitive pressure on the domestic market.

# Financial performance

GERDAU
Shape the future

**ADJUSTED EBITDA :**
**R$ 3.0 b**

**25% quarterly growth** with a positive performance **across all** reportable **segments**.

**FREE CASH FLOW:**
**R$ 16 m**

**Positive Free cash flow** in a quarter typically characterized by higher working capital.

**ADJUSTED NET INCOME:**
**R$ 1.0 b**

**Growth** vs. 4Q25: **51%**

**EARNINGS PER SHARE[1]:**
**R$ 0.51**

Vs. **(R$ 0.66)** in 4Q25

**1Q26 DIVIDENDS:** Payment as of June 9, 2026

| | | |
|---|---|---|
| GERDAU S.A.: | **~R$ 354 mi** | **R$ 0.18/share** |
| METALÚRGICA GERDAU S.A.: | **~R$ 106 mi** | **R$ 0.08/share** |

**LEVERAGE:**
**0.74x ND/EBITDA**

**Solid** balance sheet with **low leverage**

**SHARE BUYBACK[2]:**

| | **Gerdau S.A.** |
|---|---|
| % executed \| R$ invested: | **21% \| ~R$ 211 m** |
| % over outstanding shares: | **0.6%** |
| Total of 2026 program: | **up to 56.4 M shares** |

**CAPEX:**
**R$ 1.1 b**

**~23% of** total **Capex** planned for the year **invested**

**GERDAU METALÚRGICA S.A. SHARE BUYBACK PROGRAM**

Opening **of a new buyback program** at Metalúrgica Gerdau S.A., of up **10 M preferred shares (GOAU4)**.

[1] Measurement calculated considering company's corporate net income | [2] Considers buybacks made through April 10, 2026.

4

5 Outlook* BRAZIL NORTH AMERICA 2Q26: Slight margin recovery 2Q26: Margin growth Continued discipline in capital allocation and execution of the share buyback program ▪ Signs of a gradual recovery in domestic demand amid a still challenging environment; ▪ Slight upward trend in prices across certain product lines, aimed at mitigating increased cost pressures, particularly in logistics and energy/coal; ▪ Follow up of tariff systems renewal; 2026 ▪ Moderate growth in demand is expected, in line with the IABR, particularly in infrastructure and civil construction; ▪ Monitoring interest rate–sensitive sectors (e.g., automotive, agribusiness, and capital goods), as well as inflationary pressures; ▪ Developments in trade defense measures, including anti-dumping; ▪ Start-up of the Miguel Burnier Mining Project. ▪ Robust order backlog (~90 days) should sustain shipment volumes at a healthy level; ▪ Metal spread expansion (increases in steel prices outpacing changes in scrap costs); ▪ Operational efficiency gains should continue to contribute to the stability of the cost structure. 2026 ▪ Positive outlook for the renewable energy and data center markets in the short term; ▪ Monitoring of Section 232 potential changes as well as formal review of the USMCA, scheduled for July 2026; ▪ Additional trade barriers in Canada and potential impact on import dynamics in the region; ▪ Start of Phase 1 of the Midlothian (TX) expansion. * This doesnotrepresent guidance.

6 Q&A To ask questions, please indicate your name and institution via Raise Hand icon, wait to be announced .. Once announced, accept the prompt to activate your microphone and camera ..

ANEXOS 7 Appendices

Workplace Safety Continued focus on people 0.99 1.16 1.28 1.10 1.08 0.87 0.83 0.76 0.70 0.59 0.73 0.84 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 1Q26 // 2025 Deise Nunes-Silva & Ana Flavia Reus Garcia Unidade de Charqueadas 8 Accident Frequency Rate¹ 0.84 in 1Q26 1 Number of accidents per Million Hours Worked per each Gerdau employee.

## BRAZIL

### QUARTERLY OVERVIEW

- Imported steel penetration reached 27% in the quarter, up 2 p.p. versus 4Q25, and remained the main pressure on the domestic market;
- Lower shipment volumes reflected stronger seasonality in the first months of 2026, with both domestic and export markets contracting amid weaker global demand;
- Net sales were 13% lower than in 4Q25, driven by lower shipment volumes and a still pressured pricing environment;
- Cost of goods sold per tonne was 5% lower than in 4Q25, benefited from lower costs following maintenance shutdowns, which offset input and freight cost pressures.

## UTILIZATION RATE

Rolled Steel **60%** | Crude Steel **74%**

GERDAU
Shape the future

**Shipments**
(1,000 tonnes)



-9.5%
1,431
1,463
1,324
1Q25
4Q25
1Q26

**Net Sales**
(R$ million)



-12.7%
7,494
7,181
6,271
1Q25
4Q25
1Q26

**EBITDA**
(R$ million and margin)



+13.3%
1,096
510
578
14.6%
7.1%
9.2%
1Q25
4Q25
1Q26

### PRODUCT PORTFOLIO[1]

**Long Steel 70%**

**Flat Steel 30%**



Slabs and Other
10%
Hot Rolled Coils and Plates
20%
30%
Rebar and Reinforced Concrete
40%
Bars, Beams, SBQ and Others

### MARKETS OF OPERATION[1]

**~45%** Industry, Agriculture and Others

**~40%** Civil construction

**~15%** Automotive

[1] The participation values of products and markets are approximate and do not refer to 1Q26 volumes.

9

Lack of level playing field and ineffective trade defense measures Steel imports remain on track to reach a new record in 2026 Steel import penetration rate TRADE DEFENSE 10 11.2% 10.9% 16.3% 15.4% 20.8% 20.8% 24.0% 26.8% 9.2% 7.1% 13.9% 11.2% 15.2% 15.0% 15.8% 15.8% 10.4% 9.3% 15.3% 13.6% 18.5% 18.5% 20.8% 22.7% 2019 2020 2021 2022 2023 2024 2025 1Q26 Flat Long Total 0.6 0.4 1.4 0.9 1.6 1.7 1.9 0.4 1.3 1.5 1.5 2.6 2.2 2.8 3.1 3.9 1.1 3.4 2.2 2.0 4.0 3.1 4.4 4.8 5.8 6.3 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 2019 2020 2021 2022 2023 2024 2025 2026e Under Gerdau Portfolio Out of Gerdau Portfolio 1.7 4.5 China 65% New Origens 12% Others 23% ¹ Import Tariffs Anti-dumping 25% tariff 7 NCMs for drawn products 4 NCMs for drawn products 10 NCMs: 7 flat steel and 3 long steel 4 NCMs: 1 flat steel e 3 long steel Quota + 25% tariff 16 NCMs: 12 flat steel and 4 long steel 8 NCMs: 5 flat steel and 3 long steel Flat bar (alloy steel) Plates Hot-rolled coils Wire rod Production chain mobilization Other industrial sectors working on trade defense issues Surcharge claim: screws / automotive (for hybrid and electric vehicles / wind turbines) Valid through Jun 2026 Valid through Jun 2026 Valid through Feb 2027 Valid through 2027 Positive preliminary decision Expected in 2H 2026 Valid through 2030 Source: Comexstat Source:BrazilSteel Institute 1 NewOrigins:Egypt,Peru,Russia,Vietnam, India, Indonesia, HongKong,Thailand, Malaysia,Singapore,andTaiwan. Jan-Mar/26 annualized

# NORTH AMERICA

UTILIZATION RATE

| Rolled Steel | Crude Steel |
| --- | --- |
| 89% | 88% |

GERDAU
Shape the future

## QUARTERLY OVERVIEW

- Shipment volume was 5% higher than in 4Q25, driven by the typical recovery following year-end seasonality, driven by the non-residential construction and renewable energy segments, as well as stronger demand from the distribution channel;
- Backlog remained above the average of recent quarters (~70 days), ending 1Q26 at over 90 days;
- Net sales were 8% higher than in 4Q25, reflecting higher volumes and prices, in line with the growth strategy focused on improving the product mix;
- Cost of goods sold per tonne remained stable versus 4Q25, with efficiency gains offsetting scrap and energy cost pressures.

**Shipments**
(1,000 tonnes)



+4.5%
1,229
1,221
1,276
1Q25
4Q25
1Q26

**Net Sales**
(R$ million)



+7.5%
8,768
8,695
9,349
1Q25
4Q25
1Q26

**EBITDA**
(R$ million and margin)



+22.9%
1,198
1,832
2,252
13.7%
21.1%
24.1%
1Q25
4Q25
1Q26

### PRODUCT PORTFOLIO[1]

Long Steel 100%



Downstream
5%
45%
Bars
50%
Shapes

### MARKETS OF OPERATION[1]

**~60%** Manufacturing, Energy, and Automotive

**~40%** Non-residential Construction and Infrastructure

[1] The participation values of products and markets are approximate and do not refer to 1Q26 volumes.

11

## SOUTH AMERICA

## UTILIZATION RATE

Rolled Steel **97%** | Crude Steel **73%**

GERDAU
Shape the future

### QUARTERLY OVERVIEW

- Steel shipments up 3% versus 4Q25, driven by higher volumes in Peru, supported by stronger construction demand;
- Net sales were 6% lower than in 4Q25 due to a less favorable sales mix in Argentina (with a higher share of exports), as well as prices pressured by weak domestic demand;
- Cost of goods sold per tonne 11% lower than 4Q25, reflecting lower maintenance costs and improved rolling mill efficiency in Peru, resulting in the best performance of the last seven quarters.



Shipments
(1,000 tonnes)
+3.0%
237
297
306
1Q25
4Q25
1Q26
Net Sales
(R$ million)
-6.2%
1,366
1,488
1,396
1Q25
4Q25
1Q26
EBITDA
(R$ million and margin)
+6.6%
188
174
186
13.8%
11.7%
13.3%
1Q25
4Q25
1Q26

### PRODUCT PORTFOLIO[1]

Long Steel
**100%**



Downstream & Others
20%
80%
Bars & Beams

### MARKETS OF OPERATION[1]

**~70%** Distribution (semi-finished)

**~20%** Civil construction

**~10%** Industry

[1] The participation values of products and markets are approximate and do not refer to 1Q26 volumes.

12

Operational performance 1 Non-accounting measurement prepared by the Company. The Company states the Adjusted EBITDA to provide additional information on cash generated in the period. | 2 I Includes iron ore and co-products sales. Importance of geographic diversification for resilient results ADJUSTED EBITDA (R$ million) and ADJUSTED EBITDA MARGIN ¹ NET SALES² (R$ million) North Am. Brazil South Am. Eliminations (391) Eliminations 1,396 (301) 1,488 Net Sales 4Q25 654 North Am. (910) Brazil (92) South Am. 90 16,974 16,716 8,695 7,181 9,349 6,271 Net Sales 1Q26 -2% -171 420 (141) 509 174 EBITDA 4Q25 North Am. 69 Brazil 12 South Am. 84 Eliminations 578 186 (57) EBITDA 1Q26 2,374 14.0% 2,958 17.7% 2,252 1,832 +25% 4Q25 vs. 1Q26 (80) 578 186 (57) 188 EBITDA 1Q25 North Am. (518) Brazil (3) South Am. 23 Eliminations 2,402 13.8% 2,958 17.7% 1,198 2,252 1,096 1,055 EBITDA 1Q26 +23% (253) (301) Eliminations 1,366 1,396 Net Sales 1Q25 581 North Am. (1,223) Brazil 30 South Am. (48) 17,375 16,716 8,768 7,494 9,349 6,271 Net Sales 1Q26 1Q25 vs. -4% 1Q26 13

14 Cash flow & net cash variation 1 Includes thecash effect of customers, inventories,andsuppliersaccounts. | 2 Includes the addition of R$1.2billionin CAPEX investments in 1Q26, adjusted for the cash effect ofthechange in accounts payable to Property, plant, and equipment suppliersin theamount of R$70million, relatedto acquisitions from previousperiodspaid in the currentperiod. | 4 Includes the payment ofinterest on loans and financing andinterest on lease. | 5 ProportionalEBITDA ofthe joint venturesnet of dividendsreceivedfrom these JVs. | 6 Disbursements for otherintangibleassets and lease payments. | 7 Other changes includeOther Assetsand Liabilities accounts. CASH FLOW (R$ million) NET CASH VARIATION (R$ million) 4Q25 Cash 1Q26 Free Cash Flow Financing Variation Dividends Share buyback M&A Exchange variation & other 1Q26 Cash 6,375 16 (218) (187) (206) 4 (194) 5,590 2,958 1Q26 Adjusted EBITDA (980) Working Capital 1 (93) Income Tax 2 (1,168) CAPEX3 (71) Interest4 (258) JVs Proportional EBITDA 5 (149) Intangibles and Leasing 6 (223) Other 7 16 1Q26 Free Cash Flow

CASH, DEBT, AND LEVERAGE (R$ billion) LIQUIDITY POSITION AND DEBT AMORTIZATION1 (R$ billion) RATINGS: ¹ Global Revolving Credit Facility POLÍTICA FINANCEIRA GERDAU: 15 GROSS DEBT < R$12 BILLION AVERAGE TERM > 6 YEARS NET DEBT /EBITDA ≤1.5X BBB STABLE BBB STABLE Baa2 STABLE GERDAU FINANCIAL POLICY : 7.6 6.9 1Q25 9.1 9.0 2Q25 8.8 9.9 3Q25 7.8 6.4 4Q25 8.2 5.6 1Q26 14.5 18.1 18.6 14.2 13.8 Net Debt Cash 0.69x 0.85x 0.81x 0.76x 0.74x Gross Debt Net debt/Adjusted EBITDA Liquidity & indebtedness Cash & Equiv. RCF ¹ Bonds Debentures Bank loans Liquidity 0.4 2026 2027 0.1 2028 0.1 2029 0.4 2032 2035 0.3 2036 onwards 10.2 4.6 5.6 0.9 0.9 1.5 1.5 1.4 3.4 2.8 AVERAGE COST 7.8 years AVERAGE TERM BRL: CDI – 0.18% Y/Y USD: 6.12% Y/Y 15

Return to shareholders Continued share buyback and distribution of dividends above the mandatory minimum 2026 Share Buyback Program - Gerdau S.A. ◼Total for the program: up to 56.4 million shares ◼Financial volume repurchased as of April 10, 2026: R$210.7 million GGBR4/GGBR3 ◼Cancellation of 65% of the total repurchased To repurchase Repurchased 21% 79% 244 230 555 198 354 281 492 213 183 206 1Q25 2Q25 3Q25 4Q25 1Q261 525 722 769 381 560 73.7% 89.9% 74.9% -30.9% 58.8% Dividends distributed (R$ million) Buyback (R$ million) Payout² DISTRIBUTION OF DIVIDENDS AMOUNT PER SHARE R$ 354.1 mi R$ 0.18 1Q26 Gerdau S.A. R$106.0 m R$ 0.08 Metalúrgica Gerdau S.A. 1 Dividends consider the amounts resolved to be paid on June 9,2026 and buyback considers operations carried out until March 31, 2026. | 2 Measurement calculated considering payout and shares repurchased divided by the parent company’s corporate net income after recording the reserves provided for in its Bylaws. New 2026 Share Buyback Program - Metalúrgica Gerdau S.A. ◼GOAU4: up to 10 million preferred shares, equivalent to 0.8% of the outstanding shares ◼ 18-month term (Oct 2027) 16

CAPEX Investments in business growth, competitiveness, and maintenance 17 2026e¹ Maintenance Coking plants + blast furnaces Competitiveness 2.3 1.8 0.6 R$4.7 b² 1 Doesnotinclude investments injointly-controlled entitiesandassociates. 2 Exposure by currency: 2026, ~55% in USD and ~45% in BRL. 1Q26¹ 0.5 0.6 R$1.1 b Miguel Burnier sustainable mining platform– grinding 17

Competitiveness CAPEX Main Projects: status 1Q26 MIGUEL BURNIER MINING PHYSICAL PROGRESS FINANCIAL PROGRESS 94% 87% Grinding START-UP: SECOND SEMESTER OF 2026 POTENTIAL EBITDA: ~ R$1.1 BILLION CAPEX: ~ R$3.6 BILLION SCRAP PROCESSING PINDAMONHANGABA Scrap Yard PHYSICAL PROGRESS FINANCIAL PROGRESS 82% 77% START-UP: SECOND SEMESTER OF 2026 POTENTIAL EBITDA: ~R$100 MILLION CAPEX: ~ R$ 400 MILLION MIDLOTHIAN EXPANSION “PHASE 1” Steel Processing Facility PHYSICAL PROGRESS FINANCIAL PROGRESS 75% 91% START-UP (PHASE 1): SECOND SEMESTER OF 2026 POTENTIAL EBITDA: ~R$ 275 MILLION CAPEX: ~ R$ 1.2 BILLION 18

Barro Alto Solar Complex

# Barro Alto Solar Complex

**START-UP** March 2026

Reinforces the renewable energy matrix, competitiveness, and regional development

GERDAU
Shape the future

## INSTALLED CAPACITY
**452 MWp**

Largest photovoltaic generation project in the state of Goiás

## ESTIMATED GENERATION
**Average 111 MWm**

Sufficient to supply a city of 350,000 inhabitants

## SUSTAINABILITY
**+40,000 $tCO_2e$/year**

Emissions avoided annually

## INVESTMENT
**R$ 1.3 b**

BRL 600 million invested directly by Gerdau, with the remaining amount via Newave Capital.

**Business model: 7 Special Purpose Entities (SPEs) = 3 Gerdau SPEs + 4 Newave Energia SPEs**


GERDAU
Newave
energia

**Gerdau self-generation:** ~48 MWm (Own SPEs) **+** ~25 MWm (through 40% stake in Newave Energia)

Barro Alto **strengthens** Gerdau's **self-generation strategy**, **enhancing** cost predictability and **reducing** exposure to the spot market.

With this Complex, Gerdau reaches **42% self-generation of its total energy consumption**, with the complex accounting for **13% of** the Company's **electricity consumption in Brazil.**

19

Siga a Gerdau nas redes sociais. Earnings Release 2Q26 August 4,2026 Videoconference August 5,2026 inform@gerdau.com | ri.gerdau.com